Filed pursuant to Rule 424(b)(3)

Registration No. 333-120847

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.
SUPPLEMENT NO. 2 DATED APRIL 20, 2006
TO THE PROSPECTUS DATED SEPTEMBER 20, 2005

This document supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT I, Inc. dated September 20, 2005, as supplemented by Supplement No. 1 dated February 24, 2006. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)                                  the status of the offering of shares in Behringer Harvard Opportunity REIT I; and

(2)                                  information regarding our offering in Pennsylvania.

Status of the Offering

We commenced the initial public offering of shares of our common stock on September 20, 2005. Until subscriptions aggregating at least $2,000,000 were received and accepted by us, all subscription proceeds were placed in escrow pursuant to the terms of an escrow agreement with Citibank Texas, N.A. The conditions of the escrow agreement were satisfied on October 27, 2005. In addition, there were special escrow accounts established under the escrow agreement for subscriptions from residents of Pennsylvania and New York, and we would not accept subscriptions from residents of these states until we received qualifying subscriptions aggregating at least $23,800,000 and $2,500,000, respectively. The conditions of the special escrow account for New York were satisfied as of October 31, 2005. The conditions of the special escrow account for Pennsylvania were satisfied as of January 12, 2006; however we could not begin accepting subscriptions from Pennsylvania residents until the Pennsylvania Securities Commission (the “PSC”) cleared our offering, which occurred on April 11, 2006. As of April 7, 2006, we have issued approximately 6,379,205 shares of our common stock, with gross proceeds of approximately $63,442,630 distributed to us.

Information Regarding Our Offering in Pennsylvania

On April 11, 2006, the PSC cleared us to offer and sell our shares of common stock in the Commonwealth of Pennsylvania contingent upon our undertaking to amend Article XIII of our Articles of Amendment and Restatement (the “Charter”). As a result, our offering is now cleared in all “blue sky” jurisdictions.

As a result of our discussions with the PSC, on March 27, 2006, our Board of Directors adopted a resolution to amend, and to recommend that our stockholders approve amendments to, Article XIII of our Charter. Under the proposed amendments, our Board of Directors will no longer have the power to approve, without stockholder approval, mergers of the company with or into a subsidiary, even when 90% or more of such subsidiary’s stock is owned by us, mergers in which the company is the successor entity and transfers of all or substantially all of our assets to a wholly-owned subsidiary.

Presently, under Sections 13.1, 13.2 and 13.3 of our Charter, subject to certain restrictions and limitations set forth in our Charter, our Board of Directors must obtain stockholder approval in order to amend the Charter, effect a reorganization of the company, or engage in a merger, consolidation or sale of all or substantially all of our assets, except as permitted by law. Thus, under the Charter and the Maryland General Corporation Law (the “MGCL”), currently our Board of Directors is permitted to take the following actions without stockholder approval:

1.               pursuant to Section 2-605(a) of the MGCL, amend the Charter to (i) change the name of the company or (ii) change the name or other designation or the par value of any class or series of stock of the company and the aggregate par value of the stock of the company;

2.               pursuant to Section 3-106(a) of the MGCL, merge a 90% or more owned subsidiary of the company with or into the company, provided that (i) the charter of the successor is not amended in the merger other than to change the name of the entity, the name or other designation or the par value of any class or series of its stock, or the aggregate par value of its stock, and (ii) the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged;

3.               pursuant to Section 3-105(a)(5) of the MGCL, approve a merger of the company (i) which does not reclassify or change the terms of any class or series of stock outstanding immediately before the merger becomes effective or otherwise amend the company’s Charter and (ii) in which the number of shares of stock of any class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of such class or series outstanding immediately before the merger becomes effective; and

4.               pursuant to Section 3-104(a)(4) of the MGCL, transfer of all or substantially all of the assets of the company to one or more persons if all of the equity interests of such person or persons are owned, directly or indirectly, by the company.

The proposed amendments would take away our Board of Directors’ power to take any of the actions set forth in items 2 through 4 above without stockholder approval. The proposed amendment would have no effect on our Board of Directors’ power to take the actions set forth in item 1 above without stockholder approval. In addition, because the PSC has required the proposed amendments as a condition to its declaring our offering of shares of common stock effective, stockholder approval of the proposed amendments would enable us to continue selling shares of our common stock to suitable investors in Pennsylvania after the annual stockholders meeting to be held on June 29, 2006.

The proposed amendments would also clarify in Section 13.2 that stockholder approval will be required for the company to effect a reorganization where all or substantially all of the company’s assets are transferred to a successor entity. The proposed amendments would not require stockholder approval in order for our Board of Directors to cause the company to transfer less than all or substantially all of the company’s assets to a successor entity under Section 13.2 of the Charter.

Although the proposed amendments may make it more difficult and costly for us to complete a merger with or into a 90% or more owned subsidiary or a transfer of all or substantially all of our assets to a wholly owned subsidiary, our Board of Directors has determined that the amendments are nevertheless desirable and should be approved by our stockholders. If the holders of common stock approve this proposal at our annual meeting of stockholders, we will file Articles of Amendment to the Charter with the State Department of Assessments and Taxation of Maryland and the Articles of Amendment will be effective upon acceptance by the State Department of Assessments and Taxation of Maryland.

If this proposal is not approved, we will immediately cease making offers and sales of our securities to Pennsylvania residents. Additionally, we have assured the PSC that, in the event this proposal is not approved, we will offer rescission to all residents of Pennsylvania that have previously purchased our shares. Such rescission offer will comply with Section 504 of the Pennsylvania Securities Act of 1972, as amended, and the regulations promulgated thereunder. Among other things, Section 504 of the Pennsylvania Securities Act of 1972 would require us to repurchase our shares from Pennsylvania residents for cash in an amount equal to the consideration paid for such shares plus interest at the legal rate and less the amount of any distributions paid by us in respect of such shares. Thus, if this proposal is not approved, we may have to return monies to investors who are residents of Pennsylvania. Doing so could have a material adverse effect on our business and financial condition and therefore could reduce the amount of distributions we could make to our remaining stockholders.

Additional information regarding the registration of our offering in Pennsylvania, including the text of Article XIII of our Charter as proposed to be amended, is included in our preliminary proxy statement, as filed with the Securities and Exchange Commission on April 17, 2006.